SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

John Petry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

Items 4 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

No change except for the addition of the following:

On June 28, 2016, AHP and each of its directors, other than Monty Bennett, filed a motion for contempt against Sessa Capital in U.S. District Court for the Northern District of Texas alleging that Sessa Capital violated the district court’s injunction issued on May 20, 2016 by issuing two press releases, one on June 3, 2016 and one on June 14, 2016. Sessa Capital believes the motion to be without merit and is part of the Ashford Group’s ongoing campaign against the Reporting Persons. Sessa Capital intends to vigorously oppose the motion.

The district court’s order containing the injunction was filed as an exhibit to amendment 8 to this Statement on Schedule 13D. The district court’s order enjoined Sessa Capital from soliciting proxies for Sessa Capital’s candidates for election to the AHP board or distributing proxy materials regarding Sessa Capital’s candidates.

The press releases were filed as exhibits to amendments 10 and 11, respectively, to this Statement on Schedule 13D. The June 3 press release announced the action of the U.S. Court of Appeals for the Fifth Circuit to expedite the Reporting Persons’ appeal of the May 20, 2016 district court order and the circuit court’s decision not to delay AHP’s annual meeting of stockholders on June 10, 2016 or lift the district court’s injunction prohibiting Sessa from soliciting proxies on behalf of the Sessa candidates. The June 3 press release also stated that Sessa was urging AHP stockholders to follow the recommendation of Institutional Shareholder Services to withhold their votes for all of AHP’s incumbent directors at the meeting. In the June 14 press release, Sessa Capital commented on the unprecedented rebuke delivered by AHP stockholders at the June 10 meeting, in which AHP stockholders chose to withhold support rather than voting for the incumbent AHP directors by a nearly 2:1 ratio.

On June 29, 2016, the Reporting Persons filed a motion to dismiss Ashford Inc.’s suit purporting to allege that the Reporting Persons have tortiously interfered with the advisory agreement between Ashford Inc. and AHP and committed civil conspiracy to tortiously interfere with the agreement. Ashford Inc.’s suit also requests as relief a declaration that the advisory agreement’s termination fee is valid and enforceable.

The Reporting Persons’ memorandum in support of their motion to dismiss argues that (i) Ashford Inc.’s claims are actually claims for alleged violations of Sections 13(d) and 14(a) of the Securities Exchange Act of 1934, as amended, which Ashford Inc. lacks standing to bring, (ii) Ashford Inc. failed to state claims for tortious interference and conspiracy, and (iii) the termination fee, which Ashford Inc. describes as being “hundreds of millions of dollars,” is an illegal and unenforceable penalty under Texas law.

A copy of the motion for contempt is attached as Exhibit 1 and incorporated by reference in this Item 4 in its entirety. The foregoing description of the motion for contempt is qualified in its entirety by reference to such Exhibit, and the foregoing descriptions of district court’s order and the two press releases described above are qualified in their entirety by reference to the text of such injunction and press releases as previously filed with this Statement on Schedule 13D.

A copy of the memorandum in support of the motion to dismiss is attached as Exhibit 2 and incorporated by reference in this Item 4 in its entirety. The foregoing description of the memorandum is qualified in its entirety by reference to such Exhibit,

The Reporting Persons intend to continue to monitor actions by AHP’s board, and, depending on the outcome of the pending litigation, among other factors previously reported in this Statement on Schedule 13D, will consider taking further action to protect their interests and the interests of stockholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Motion for Contempt for Violation of Preliminary Injunction dated June 28, 2016 filed by Ashford Hospitality Prime, Inc., Douglas A. Kessler, Stefani D. Carter, Curtis B. McWilliams, W. Michael Murphy, Matthew D. Rinaldi and Andrew Strong.

Exhibit 2	Memorandum in support of defendants’ motion to dismiss dated June 29, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2016

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Exhibit 1

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF TEXAS

DALLAS DIVISION

ASHFORD HOSPITALITY PRIME, INC.,

Plaintiff,

v.

SESSA CAPITAL (MASTER), L.P., SESSA CAPITAL GP, LLC,

SESSA CAPITAL IM, L.P., SESSA CAPITAL IM GP, LLC,

JOHN E. PETRY, PHILIP B. LIVINGSTON, LAWRENCE A.

CUNNINGHAM, DANIEL B. SILVERS and CHRIS D.

WHEELER,

Defendants;

	) ) ) ) ) ) ) ) ) ) ) ) ) )	NO. 3:16-cv-00713-N and

ASHFORD HOSPITALITY PRIME, INC.,

Plaintiff,

v.

SESSA CAPITAL (MASTER), L.P., SESSA CAPITAL GP, LLC,

SESSA CAPITAL IM, L.P., SESSA CAPITAL IM GP, LLC,

JOHN E. PETRY, PHILIP B. LIVINGSTON, LAWRENCE A.

CUNNINGHAM, DANIEL B. SILVERS and CHRIS D.

WHEELER,

Defendants;

) ) ) ) ) ) ) ) ) ) ) ) ) )
SESSA CAPITAL (MASTER), L.P., Counterclaim-Plaintiff; v. ASHFORD HOSPITALITY PRIME, INC. Counterclaim-Defendant;	) ) ) ) ) ) ) ) )	NO. 3:16-cv-00527-N

SESSA CAPITAL (MASTER), L.P.

Third-Party Plaintiff,

v.

ASHFORD INC., ASHFORD HOSPITALITY ADVISORS LLC,

MONTY J. BENNETT, DOUGLAS A. KESSLER, STEFANI D.

CARTER, CURTIS B. MCWILLIAMS, W. MICHAEL

MURPHY, MATTHEW D. RINALDI, and ANDREW

STRONG,

Third-Party Defendants.

) ) ) ) ) ) ) ) ) ) ) ) )

PLAINTIFF COUNTERCLAIM-DEFENDANT ASHFORD PRIME’S

MOTION FOR CONTEMPT FOR VIOLATION OF PRELIMINARY INJUNCTION

Plaintiff Counterclaim-Defendant Ashford Hospitality Prime, Inc. (“Ashford Prime” or the “Company”) and Third Party Defendants Douglas A. Kessler, Stefani D. Carter, Curtis B. McWilliams, W. Michael Murphy, Matthew D. Rinaldi and Andrew Strong respectfully submit this motion to hold Sessa Capital (Master), L.P. (“Sessa”) in contempt.

INTRODUCTION

Ashford Prime has been forced to bring this motion to stop Sessa from perpetuating its pattern of flouting the Court’s clear instructions, including Sessa’s improper continuation of its unlawful campaign for the Company’s board of directors and disruption of the Company’s corporate governance processes in brazen disregard of the Court’s order issued on May 20, 2016 (the “Order”). In the Order, the Court enjoined Sessa from “submitting or purporting to submit Sessa’s candidates to Ashford Prime’s shareholders for election to the board for its 2016 annual meeting” and “soliciting proxy votes for Sessa’s candidates or distributing any proxy materials regarding Sessa’s candidates.” Order at 12. Despite the unambiguous terms of the Order, Sessa has deliberately continued to distribute solicitation materials on behalf of its invalid slate of candidates and campaign against the Directors.

For example, on June 3, 2016, one week before the annual meeting, Sessa issued a press release that “urged” Ashford Prime’s stockholders to “withhold their votes for all of Ashford Prime’s incumbent directors at the meeting.” This is an unequivocal solicitation under Rule 14a-1, which defines a “solicitation” as, among other things, “[t]he furnishing of . . . communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. 17 C.F.R. § 240.14a-1(l)(1)(iii) (emphasis added). Further, on June 14, 2016, Sessa issued a press release in which it took credit for the withhold votes recorded at the annual meeting, disparaged the board and management, and politicked on behalf of its slate for a supposed “new election.” This, too, is a solicitation under well-settled law. See, e.g., Cap. Real Est. Inv’rs Tax Exempt Fund Ltd. P’ship v. Schwartzberg, 917 F. Supp. 1050, 1059 (S.D.N.Y. 1996) (holding that “press releases easily meet the basic definition of solicitation” where they contained “sharp criticism of the [company]’s principals”). And to eliminate any doubt as to Sessa’s intentions, it filed both press releases as proxy materials with the Securities and Exchange Commission.

Sessa’s contempt for this Court’s orders and instructions should not be tolerated.1 Accordingly, Ashford Prime respectfully requests that Sessa be held in contempt and that its demonstrated history of willful misconduct be punished with appropriate sanctions, including the dismissal of its Counterclaim with prejudice.

ARGUMENT

“A party commits contempt when he violates a definite and specific order of the court requiring him to perform or refrain from performing a particular act or acts with knowledge of the court’s order.” Travelhost, Inc. v. Blandford, 68 F.3d 958, 961 (5th Cir. 1995). The elements of civil contempt are “(1) that a court order was in effect, and (2) that the order required certain conduct by the respondent, and (3) that the respondent failed to comply with the court's order.” Ingalls v. Thompson (In re Bradley), 588 F.3d 254, 264 (5th Cir. 2009) (emphasis in original). “The contemptuous actions need not be willful so long as the contemnor actually failed to comply with the court’s order.” Am. Airlines, Inc. v. Allied Pilots Ass’n, 228 F.3d 574, 581 (5th Cir. 2000). “Good faith is not a defense to civil contempt; the question is whether the alleged contemnor complied with the court’s order.” Chao v. Transocean Offshore, Inc., 276 F.3d 725, 728 (5th Cir. 2002).

1       Sessa’s disregard for the Order is part of a consistent pattern of behavior in which Sessa has simply refused to comply with the instructions of the Court. In another example, Sessa’s counsel improperly obstructed the discovery process by its disobedience of the April 25, 2016 decision by Magistrate Judge Horan. [713 Dkt. No. 52]. Magistrate Judge Horan ordered that Ashford Prime was permitted to probe Sessa’s improper coordination with its limited partners at depositions. Despite Magistrate Judge Horan’s clear decision, Sessa’s counsel improperly instructed its witnesses not to answer Ashford Prime’s questions and frustrated Ashford Prime’s ability to understand the illicit coordination between Sessa and its limited partners. [713 Dkt. No. 77-3 at App. 583-86 (Ex. I, Petry Tr. 8:8-11:12); id. at App. 607-16 (Ex. J, Moin Tr. 125:6-134:17)].

A.	The Court Granted Ashford Prime’s Motion For Preliminary Injunction And Enjoined Sessa From Soliciting Proxy Votes Or Distributing Proxy Materials

On May 20, 2016, the Court entered the Order [713 Dkt. No. 83]2 granting Ashford Prime’s motion for preliminary injunction [713 Dkt. No. 37] and denying Sessa’s motion for preliminary injunction [527 Dkt. No. 12]. The Order invalidated Sessa’s slate and enforced the Directors’ determination that Sessa and its Purported Nominees had violated the Bylaws. [713 Dkt. No. 83 at 12]. The Court held that allowing Sessa’s misconduct to continue unabated would cause irreparable harm to Ashford Prime. In particular, the Court held that the injunction was necessary to protect Ashford Prime because “[a]llowing the Sessa nominees to stand for election or solicit proxy votes or distribute proxy materials regarding the nominees when they are ineligible will cause Ashford Prime irreparable injury.” Id. at 11. The Court made clear that the injunction served the public interest by “diminish[ing] shareholder confusion at the annual meeting” by prohibiting Sessa from continuing to solicit votes for its “invalid and ineligible” slate of candidates. Id. The Court further held that the balance of hardships weighed in favor of Ashford Prime because “allowing Sessa to solicit proxies could potentially cause Ashford Prime’s shareholders to cast meaningless votes for invalid nominees.” Id. at 11-12.

2       Cites to the dockets for Case Nos. 3:16-cv-00527-N and 3:16-cv-00713-N begin with the short case number followed by the docket number of the pleading and, where applicable, the page reference.

The Order set forth two categories of restrictions on Sessa’s conduct, including:

•	“[T]he Court enjoins Sessa, or any person acting in active concert with Sessa, from submitting or purporting to submit Sessa’s candidates to Ashford Prime’s shareholders for election to the board for its 2016 annual meeting;”

•	“[T]he Court enjoins Sessa, or any person acting in active concert with Sessa, from soliciting proxy votes for Sessa’s candidates or distributing any proxy materials regarding Sessa’s candidates.”

[713 Dkt. No. 83 at 12] (emphasis added). Thus, the Order clearly barred Sessa from continuing its election campaign. The Order’s language is direct, straightforward, and unequivocal: Sessa is enjoined from “soliciting proxy votes for Sessa’s candidates or distributing any proxy materials regarding Sessa’s candidates.” Id. Though Sessa subsequently filed a Notice of Appeal on May 23, 2016, and a Motion for Modification of this Court’s Preliminary Injunction and Stay of the Annual Stockholders Meeting on May 25, 2016 – which was denied by the Fifth Circuit on June 2, 2016 – Sessa has not sought clarification of the Order from this Court or otherwise suggested that it considers there to be any ambiguity in the Order’s prohibition against Sessa’s solicitation of proxies.

B.	Sessa Repeatedly Violated The Court’s Order By Distributing Proxy Materials And Continuing Its Unlawful Campaign For The Board

In violation of the Order’s injunction, Sessa has continued to press forward with its campaign by issuing press releases and filing proxy materials that were plainly calculated to influence voting by the Company’s stockholders and sow confusion as to the legitimacy of the reelection of the Directors. For example, on June 3, 2016, Sessa issued a press release and filed a Schedule 14A (together, the “June 3 Proxy Materials”) that, while ostensibly relating to the Fifth Circuit’s decision to reject Sessa’s motion seeking a stay of the 2016 annual meeting and grant Sessa’s motion seeking an expedited appeal, explicitly urged Ashford Prime’s stockholders to withhold their votes for the Directors. See App. 6-9, Declaration of Matthew G. Nielsen (“Nielsen Decl.”), Ex. A. Indeed, the intention of the June 3 Proxy Materials is made clear in the title of the press release, which states: “Sessa recommends Ashford Prime Shareholders Follow the Recommendation of ISS and Withhold Their Votes for All Incumbent Directors.” Id. (emphasis added). The press release further states that, “Sessa urges Ashford Prime stockholders to follow the recommendation of Institutional Shareholder Services (“ISS”) and withhold their votes for all of Ashford Prime’s incumbent directors at the meeting.” Id. (emphasis added). What is more, the press release, in the guise of reporting the recommendation of Institutional Shareholder Services, contains four paragraphs of sharp criticisms of the Directors, Ashford Prime’s corporate governance practices, and the Company’s performance. Id. The press release concludes with a quote by Defendant John Petry: “[W]e concur with ISS’s recommendation that Ashford Prime’s shareholders withhold their votes for the election of all incumbent nominees.” Id. (emphasis added).

On June 14, 2016, Sessa issued another press release and related Schedule 14A (the “June 14 Proxy Materials,” together with the June 3 Proxy Materials, the “Proxy Materials”) intended to cast doubt on the legitimacy of the election. See id. at 11-13, Ex. B. Once again, the title of the press release dispels any confusion as to Sessa’s intentions: “Sessa Capital Intends to Seek a New Election.” Id. (emphasis added). In the June 14 Proxy Materials, Sessa credited the withhold votes recorded at the 2016 Annual Meeting to its illicit proxy campaign, stating, “we believe that the stockholders vindicated our criticisms with these election results.” Id. (emphasis added). Sessa also maligned the election process – ordered by this Court – as not resulting in a “fair and free election,” questioned the Directors’ “legitimacy as representatives of the shareholders,” and announced its purported intention to somehow “seek a new election.” Id.

The Proxy Materials are textbook proxy solicitations. “The Proxy Rules and relevant case law broadly define the term ‘solicitation’ in the proxy context.” Kaufman v. Cooper Cos., 719 F. Supp. 174, 184 (S.D.N.Y. 1989). Rule 14a-1 defines “solicitation” as, among other things, “[t]he furnishing of . . . communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. 17 C.F.R. § 240.14a-1(l)(1)(iii) (emphasis added). “In determining whether a communication is ‘reasonably calculated’ to influence the shareholder vote, the courts look to the purpose of the communication and the totality of circumstances in which it was made.” Shamrock Holdings, Inc. v. Polaroid Corp., 709 F. Supp. 1311, 1327 (D. Del. 1989) (citation omitted). The term “‘solicitation’ comprehends not only direct requests to furnish, revoke, or withhold proxies, but also ‘communications which may indirectly accomplish such a result or constitute a step in the chain of communications ultimately designed to accomplish such a result.’” Schwartzberg, 917 F. Supp. at 1059 (citation omitted). “This definition has been interpreted as including communications that are ‘part of a continuous plan ending in solicitation and which prepare[s] the way for its success.’” Mason-Dixon Bancshares, Inc. v. Anthony Invs., Inc., No. Civ.A. CCB-96-3836, 1997 WL 33482710, at *5 (D. Md. Mar. 3, 1997) (quoting SEC v. Okin, 132 F.2d 784, 786 (2d Cir. 1943)).

The Proxy Materials easily meet the definition of solicitation. As a threshold matter, Sessa admitted that these documents constitute solicitation materials by filing them as additional definitive soliciting materials to its Schedule 14A Definitive Proxy Statement, dated February 26, 2016, in which Sessa declared “[w]e are soliciting your proxy to be used at the Annual Meeting to elect Lawrence A. Cunningham, Philip B. Livingston, John E. Petry, Daniel B. Silvers and Chris D. Wheeler as directors of the Company.” App. 17, Nielsen Decl., Ex. C (emphasis added). Further, the plain language and timing of the Proxy Materials clearly reflect Sessa’s intent to influence the Company’s stockholders to vote against the Directors. The June 3 Proxy Materials, issued just one week in advance of the 2016 Annual Meeting, expressly urge Ashford Prime’s stockholders to “withhold their votes for all of Ashford Prime’s incumbent directors at the meeting.” Id. at 8, Ex. A (emphasis added). This instruction unequivocally falls within Rule 14a-1’s definition of a solicitation, which encompasses “communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” 17 C.F.R. § 240.14a-1(l)(1)(iii) (emphasis added). The June 14 Proxy Materials, issued just days after the 2016 Annual Meeting, brazenly took credit for the withhold votes recorded at the meeting and campaigned on behalf of Sessa’s slate for a supposed “new election.”

What is more, the Proxy Materials disparage the Directors, the Company’s corporate governance, and the Company’s performance. It is well-established that press releases that seek to influence an election through criticism of management and the board constitute solicitation materials. See, e.g., Schwartzberg, 917 F. Supp. at 1059 (holding that “press releases easily meet the basic definition of solicitation” where they contained “sharp criticism of the [company]’s principals”); Kaufman, 719 F. Supp. at 185 (holding that “communications speak[ing] critically of the incumbent management” form a “step in the chain of communications ultimately seeking shareholders’ proxies for the upcoming Annual Meeting”); Canadian Javelin Ltd. v. Brooks, 462 F. Supp. 190, 194 (S.D.N.Y. 1978) (holding that mailings, including articles unfavorable to management made during proxy fight, constituted solicitations).

C.	Sessa Should Be Held In Contempt And Sanctioned For Its Willful Disregard For The Court’s Orders

Sessa has violated the terms of the preliminary injunction in place in this case, is in contempt of the Court’s Order, and should be sanctioned for its brazen misconduct. “‘It is settled law that the power to punish for contempt is an inherent power of the federal courts and that it includes the power to punish violations of their own orders.’” In re Bradley, 588 F.3d at 265 (citation omitted); see also Krauth v. Exec. Telecard, Ltd., 870 F. Supp. 543, 548 (S.D.N.Y. 1994) (“The choice of a proper remedy to purge contempt is within the discretion of the court.”). “Upon a finding of contempt, the district court has broad discretion in assessing sanctions to protect the sanctity of its decrees and the legal process.” Test Masters Educ. Servs., Inc. v. Singh, 428 F.3d 559, 582 (5th Cir. 2005). They court may issue a broad array of remedial and punitive sanctions including the “‘imposition of fines, the awarding of costs, and the shifting of fees.’” Johnson Serv. Grp., Inc. v. Fr., Civ. A. No. 3:10-CV-1988-D, 2011 WL 2273529, at *2 (N.D. Tex. June 9, 2011) (citation omitted); see also Starving Students, Inc. v. S & S Starving Student Movers, Inc., Civ. A. No. 4:12-cv-03308, 2014 WL 4967226, at *1 (S.D. Tex. Sept. 29, 2014) (sanctioning defendants found in contempt of preliminary injunction); Gaalla v. Citizens Med. Ctr., Civ. A. No. V-10-14, 2010 WL 5387610, at *6-7 (S.D. Tex. Dec. 17, 2010) (same). In addition, “‘[a] court’s inherent power includes the ability to order the dismissal of a case.’” Enovative Techs., LLC v. Leor, 110 F. Supp. 3d 633, 637-38 (D. Md. 2015) (quoting Projects Mgmt. Co. v. Dyncorp Int’l LLC, 734 F.3d 366, 373 (4th Cir. 2013)) (dismissing action due to the defendant’s “continu[ation] violation of the Court’s preliminary injunction order”). “[Several] factors [are] to be considered in the imposition of a civil contempt sanction: (1) the harm from noncompliance; (2) the probable effectiveness of the sanction; (3) the financial resources of the contemnor and the burden the sanctions may impose; and (4) the willfulness of the contemnor in disregarding the court’s order.” Lamar Fin. Corp. v. Adams, 918 F.2d 564, 567 (5th Cir. 1990) (citing U.S. v. United Mine Workers of Am., 330 U.S. 258 (1947)).

Sessa’s conduct has frustrated the Company’s corporate governance processes and cast a cloud of confusion onto the election – the very irreparable harm the Order sought to prevent. Indeed, because the harm inflicted upon Ashford Prime and its stockholders is irreparable, there is no amount of money damages that can completely remediate Sessa’s misconduct. Worse, Sessa has repeatedly and willfully disobeyed the Court’s unambiguous instructions. Sessa removed any doubt as to its intent to distribute solicitation materials by filing the Proxy Materials as additional soliciting materials. Sessa’s unclean hands should bar it from proceeding with its Counterclaim seeking equitable relief. Accordingly, Ashford Prime respectfully submits that the appropriate sanction for Sessa’s blatant misconduct is to dismiss Sessa’s Counterclaim with prejudice and award Ashford Prime reimbursement of the level of reasonable attorneys’ fees and expenses (of the several million dollars that has been expended thus far) as the Court believes appropriate.

CONCLUSION

For the foregoing reasons, Sessa has repeatedly violated the clear terms of multiple orders issued by this Court. Sessa has continued to unlawfully campaign for election on behalf of its disqualified candidates, including by filing proxy materials and engaging in the solicitation of proxies directed at the Company’s stockholders. Sessa’s unlawful gamesmanship and unclean hands should not be rewarded. Ashford Prime respectfully requests that the Court enter an order holding Sessa in contempt and sanctioning Sessa, including, but not limited to (i) dismissing Sessa’s Counterclaim with prejudice; (ii) awarding Ashford Prime a portion of its reasonable attorneys’ fees and expenses incurred thus far, and (iii) granting all further relief that the Court deems appropriate.

Dated: June 28, 2016	Respectfully submitted,

Andrews Kurth LLP

	By:	/s/ Matthew G. Nielsen
Matthew G. Nielsen
Texas Bar No. 2403279
matthewnielsen@andrewskurth.com
Bradley W. Foster
Texas Bar No. 07283200
bradfoster@andrewskurth.com
James C. Bookhout
Texas Bar No. 24087187
1717 Main Street, Suite 3700
Dallas, Texas 75201
Telephone: (214) 659-4400
Facsimile: (214) 659-4401

– and –

Cadwalader, Wickersham & Taft LLP

Martin L. Seidel (admitted pro hac vice)
Nathan M. Bull (admitted pro hac vice)
Jared J. Stanisci (admitted pro hac vice)
200 Liberty Street
New York, NY 10281
Telephone: (212) 504-6000
Facsimile: (212) 406-6666
Email: martin.seidel@cwt.com

ATTORNEYS FOR PLAINTIFF ASHFORD HOSPITALITY PRIME, INC.

CERTIFICATE OF CONFERENCE

Pursuant to Local Rule 7.1(a), on June 28, 2016, counsel for Ashford Prime contacted counsel for Sessa via email and attempted to contact counsel for Sessa via telephone regarding the relief requested in this motion. Counsel for Sessa did not respond, and this motion is therefore filed as opposed.

/s/ Matthew G. Nielsen

CERTIFICATE OF SERVICE

I certify that, pursuant to L.R. 5.1(d), on June 28, 2016, a copy of the foregoing document was served on all counsel of record via the Court’s CM/ECF Filing System, including the following counsel for parties opposed to the foregoing relief:

Paul J. Skiermont

Eliot J. Walker

Shellie Stephens

Skiermont Derby LLP

2200 Ross Avenue, Suite 4800W

Dallas, TX 75201

214/978-6600

Fax: 214/978-6601

pskiermont@skiermontderby.com

ewalker@skiermontderby.com

sstephens@skiermontderby.com

and

Glen Summers

John D. Byars

Joseph W. Doman

Bartlit Beck Herman Palenchar & Scott LLP

Courthouse Place

54 West Hubbard

Suite 300

Chicago, IL 60654

312-494-4443

Fax: 312-494-4440

glen.summers@bartlit-beck.com

john.byars@bartlit-beck.com

joe.doman@bartlit-beck.com

Attorneys for Sessa Capital (Master) LP

/s/ Matthew G. Nielsen

Exhibit 2

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF TEXAS

DALLAS DIVISION

ASHFORD INC. and ASHFORD HOSPITALITY

ADVISORS LLC

Plaintiffs,

v.

SESSA CAPITAL (MASTER), L.P., SESSA CAPITAL GP, LLC, SESSA CAPITAL IM, L.P., SESSA CAPITAL IM GP, LLC, JOHN E. PETRY, PHILIP B. LIVINGSTON, LAWRENCE A. CUNNINGHAM, DANIEL B. SILVERS and CHRIS D. WHEELER,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. 3:16-cv-1566-N ORAL ARGUMENT REQUESTED

MEMORANDUM IN SUPPORT OF DEFENDANTS’ MOTION TO DISMISS

PLAINTIFFS’ COMPLAINT PURSUANT TO FRCP 12(b)(6)

TABLE OF CONTENTS

INTRODUCTION		1

FACTUAL BACKGROUND		3

I.	Plaintiffs	3

II.	Defendants	4

III.	The Reason Sessa Engaged in the Proxy Fight	4

IV.	The TAAA	5

PROCEDURAL BACKGROUND		7

LEGAL STANDARDS		9

ARGUMENT		9

I.	Plaintiffs’ Purported Tortious Interference and Civil Conspiracy Claims Are Actually Claims for Alleged Violations of Sections 13(d) and 14(a) of the Act, Which Plaintiffs Lack Standing to Bring	9

II.	The Termination Fee Is an Illegal and Unenforceable Penalty	11

A.	Texas Law Concerning Penalty Provisions	12

B.	The Termination Fee	13

C.	The Harm Is Not “Incapable or Difficult of Estimation”	13

D.	The Termination Fee Is Not a “Reasonable Forecast of Just Compensation”	14

1.	The Termination Fee Formula Uses a Multiplier of 22 That Never Changes	14

2.	The Termination Fee Is Grossed Up for Taxes	15

3.	The Same Termination Fee Formula Applies to Every Triggering Event	15

4.	Ashford Prime Pays the Termination Fee if it Is Greater Than Actual Damages	16

E.	The Court Should Deny Plaintiffs’ Prayer for a Declaration	16

i

III.	Plaintiffs Fail to State Claims for Tortious Interference	16

A.	Plaintiffs Have Not Pleaded Facts That Give Rise to a Reasonable Inference of Any Interference	17

B.	Plaintiffs Have Failed to Plead Other Facts Necessary to Maintain Their Purported Cause of Action for Tortious Interference with Business Relations	20

1.	Plaintiffs Have Not Alleged the Existence of a Contract	20

2.	Plaintiffs Have Not Alleged Intentional Interference	20

C.	Plaintiffs Have Failed to Plead Other Facts Necessary to Maintain Their Purported Cause of Action for Tortious Interference with Prospective Business Relations	22

IV.	Plaintiffs Fail to State a Claim for Civil Conspiracy	22

V.	Plaintiffs Are Not Entitled to a Temporary Injunction	23

CONCLUSION		23

ii

TABLE OF AUTHORITIES

Cases

7547 Corp. v. Parker & Parsley Dev. Partners, L.P., 38 F.3d 211 (5th Cir. 1994)	10, 11

Anderton v. Cawley, 378 S.W.3d 38 (Tex. App. – Dallas 2012, no pet.)	16, 23

ARV Offshore Co. v. Con-Dive, L.L.C., 514 Fed. Appx. 524 (5th Cir. 2013)	12

Ashcroft v. Iqbal, 556 U.S. 662 (2009)	9

BB/Naperville LP v. Worchell, No. 94-10075, 1994 WL 500030 (5th Cir. 1994)	15

Bell Atl. Corp. v. Twombly, 550 U.S. 544 (2007)	9

COC Servs., Ltd. V. CompUSA, Inc., 150 S.W.3d 654 (Tex. App. – Dallas 2004)	17

Concorde Funds, Inc. v. Value Line, Inc., No. 04 Civ. 9932(NRB), 2006 WL 522466 (S.D.N.Y. Mar. 2, 2006)	17, 18, 19, 20

Exxon Co. v. Allsup, 808 S.W.2d 648 (Tex. App. – Corpus Christi 1991)	23

GAF Corp. v. Milstein, 453 F.2d 709 (2d Cir. 1971) cert. denied, 406 U.S. 910 (1972)	10

Gearhart Indus., Inc. v. Smith Int’l, Inc., 741 F.2d 707 (5th Cir. 1984)	10

Gresham v. Wells Fargo Bank, N.A., No. 15-40748, 2016 WL 1127717 (5th Cir. Mar. 21, 2016)	3

Lovelace v. Software Spectrum Inc., 78 F.3d 1015 (5th Cir. 1996)	3

Milam v. Nat’l Ins. Crime Bureau, 989 S.W.2d 126 (Tex. App. – San Antonio 1999, no pet.)	24

Phillips v. Phillips, 820 S.W.2d 785 (Tex. 1991)	12, 13, 16

iii

Rodarte v. Investeco Grp., L.L.C., 299 S.W.3d 400 (Tex. App. – Houston (14th Dist.) 2009)	24

Scurlock v. Lovvorn, 410 S.W.2d 525 (Tex. Civ. App. – Dallas 1966, no writ)	12

Southwestern Bell Tel. Co. v. John Carlo Tex., Inc., 843 S.W.2d 470 (Tex. 1992)	21

Stewart v. Basey, 245 S.W.2d 484 (Tex. 1952)	15

Texas Oil Co. v. Tenneco Inc., 917 S.W.2d 826 (Tex. App. – Houston (14th Dist.) 1994), rev’d on other grounds sub nom	19, 20

Victoria Bank & Trust Co. v. Brady, 811 S.W.2d 931 (Tex. 1991)	16, 19, 20, 21

Virginia Bankshares Inc., v. Sandberg, 501 U.S. 1083 (1991)	10

Statutes and Codes

Securities Exchange Act of 1934, as amended, Section 13(d)	passim

Securities Exchange Act of 1934, as amended, Section 14(a)	passim

Tex. Bus. & Com. Code § 2.718(a)	12

Rules

Fed.R.Civ.P. 2(b)(6)	3, 9

Other Authorities

Ballantine’s Law Dictionary (2010)	13

Restatement (Second) of Torts § 8A (1965)	21

Thomas Lee Hazen, The Law of Securities Regulation § 10.3[2] (5th ed. 2005)	10

iv

Defendant Sessa Capital (Master), L.P. (“Sessa”) along with defendants John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers, and Chris D. Wheeler (the “Sessa Candidates”) and defendants Sessa Capital, GP, LLC, Sessa Capital IM, L.P., and Sessa Capital IM GP, LLC (together with Sessa and the Sessa Candidates, the “Defendants”) hereby submit the following Memorandum in Support of their Motion to Dismiss the complaint filed by plaintiffs Ashford Inc. and Ashford Hospitality Advisors LLC (“Ashford LLC” and together with Ashford Inc., “Plaintiffs”).

INTRODUCTION

This action arises out of a proxy contest in which Sessa nominated the Sessa Candidates to run against the incumbent directors of Ashford Hospitality Prime, Inc. (“Ashford Prime”) for seats on the Ashford Prime board of directors. Sessa owns 8.2% of the common stock of Ashford Prime. Sessa exercised its right as a stockholder of Ashford Prime to nominate the Sessa Candidates in an effort to address Ashford Prime’s poor performance and atrocious corporate governance.

However, the incumbent directors of Ashford Prime took an extensive series of actions to entrench themselves and prevent a free and fair election from taking place at the June 10, 2016 annual meeting of stockholders of Ashford Prime. Among the incumbent directors’ acts is a campaign of frivolous litigation. This action is the third lawsuit that Ashford Prime or its affiliates have commenced against Sessa and the Sessa Candidates as part of that campaign.

The incumbent directors’ other actions culminated in their announcement in their definitive proxy statement on April 25, 2016 that they had determined that Sessa’s nomination materials were “deficient” for “fail[ure] to disclose . . . plans and proposals for the company and its assets,” and Defendant Livingston’s alleged “omi[ssion of] information about [Company] securities holdings” and “resume padding.” The definitive proxy statement stated that votes cast for any Sessa Candidate would be “invalid,” and that the Company did “not intend to count any stockholder votes for Sessa’s proposed nominees.” On May 20, 2016, this Court upheld the incumbent directors’ disqualification of every Sessa Candidate, applying the business judgment rule under Maryland law to enjoin the Sessa Candidates from standing for election on June 10 and Sessa from soliciting proxies. On June 10, the incumbent directors ran unopposed and were re-elected by default. But in an unprecedented rebuke, Ashford Prime’s stockholders sent a loud and clear message by choosing, by margins that for some incumbents exceeded 2-1, the only option available to them other than voting for the incumbent directors – the vote to “withhold” approval. Plaintiffs’ continued pursuit of their complaint shows it is nothing more than retaliation against Sessa for the proxy contest and an effort to further intimate stockholders of Ashford Prime.

1

Plaintiffs have brought substantially the same causes of action for alleged violations of Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the “Act”) that Ashford Prime brought against Defendants in its cases already pending before this Court. But in this case, Plaintiffs have no standing to maintain these claims because they are neither stockholders of Ashford Prime nor the issuer of Ashford Prime’s stock.

Plaintiffs attempt to disguise their claims as tortious interference claims and a claim for civil conspiracy to commit tortious interference. They do so by making an implausible set of allegations that Defendants’ supposed violations of Section 13(d) and 14(a) interfered with the advisory agreement between Plaintiffs and Ashford Prime. As explained in this brief, even if these allegations were true, they do not support a claim for tortious interference.

Finally, in their prayer for relief, Plaintiffs seek a declaration that the “Termination Fee Provision” in the advisory agreement between Plaintiffs and Ashford Prime is valid and enforceable. However, they have no right to such declaratory relief because the Termination Fee is an illegal and unenforceable penalty.

For these and for other reasons set forth in this brief, Plaintiffs’ complaint fails to state any claim for which relief can be granted and therefore should be dismissed pursuant to Federal Rule of Civil Procedure 12(b)(6).

2

FACTUAL BACKGROUND

I.	Plaintiffs

Non-party Ashford Prime is a publicly traded Maryland corporation. (Am. Compl. ¶ 13) Its business is investing in the hotel industry. (Am. Compl. ¶ 1) Non-party Ashford Hospitality Trust, Inc. (“Ashford Trust”) is a Maryland corporation formed in 2003 to invest in hotels, primarily in the United States. See 527 ECF No. 13-1, App. 23-24, excerpts from Ashford Trust 2014 10-K. 1 Ashford Trust spun-off Ashford Prime in November 2013. See id., App. 14, excerpts from Ashford Prime 2014 10-K.

Plaintiff Ashford Inc. is a publicly-traded Delaware corporation that is an asset and hedge fund manager. See id., App. 78. Ashford Trust spun off Ashford Inc. in November 2014. Id. Ashford Inc. also provides advisory services to Ashford Prime through its operating subsidiary, Plaintiff Ashford LLC. Id. These advisory services are provided pursuant to the Third Amended and Restated Advisory Agreement attached to Plaintiffs’ complaint as Exhibit 1 (the “TAAA”). (Am. Compl. ¶ 1)

Non-party Monty J. Bennett is the Chairman of the Board and Chief Executive Officer of each of Ashford Prime, Ashford Trust and the Plaintiffs. 713 ECF No. 72, App. 34, Ashford Inc. 13-D dated Sept. 17, 2015. As of March 10, 2015, Bennett owned approximately 5% of Ashford Prime’s common stock. 527 ECF No. 13-2, App. 303, excerpts from Ashford Prime 14-A dated Apr. 17, 2015. As of January 22, 2016, Bennett owned 11% of Ashford Inc.’s common stock and stood to receive an additional 8.9% under a deferred compensation plan. Id., App. 326, Ashford Inc. 14-A dated Jan. 27, 2016.

1 In considering a motion to dismiss pursuant to Federal Rule of Civil Procedure 12(b)(6), the Court may take judicial notice of matters of public record that are outside the complaint, including court filings in related litigation and filings with the Securities and Exchange Commission. See Gresham v. Wells Fargo Bank, N.A., No. 15-40748, 2016 WL 1127717 at *3 (5th Cir. Mar. 21, 2016); see also, Lovelace v. Software Spectrum Inc., 78 F.3d 1015, 1017-18 (5th Cir. 1996).

3

Pursuant to the TAAA, Plaintiffs appoint all of Ashford Prime’s corporate management. (Am. Compl., Ex. 1 § 2.2, see id. § 2.1(m) & (y)) In fact, David Brooks executed the TAAA on behalf of each of Ashford Prime and the Plaintiffs. (Am. Compl., Ex. 1, signature blocks)

II.	Defendants

Sessa is a hedge fund that owns approximately 8.2% of Ashford Prime’s common stock. (Am. Compl. ¶¶ 16, 39) Sessa Capital GP, LLC is the sole general partner of Sessa. (Am. Compl. ¶ 16) Sessa Capital IM, L.P. is the investment advisor for Sessa. Id. Sessa IM GP LLC is the sole general partners of Sessa Capital IM, L.P. Id.

In an effort to address Ashford Prime’s poor corporate governance and related stock underperformance, Sessa sought to nominate the Sessa Candidates to run for election to Ashford Prime’s seven-member board of directors. (Am. Compl. ¶ 40)

III.	The Reason Sessa Engaged in the Proxy Fight

The incumbent directors have consistently failed to act in the best interests of Ashford Prime and its stockholders. Instead, they approved transactions benefitting only Bennett and Plaintiffs, which he also controls. For example, in 2015, Ashford Prime liquidated approximately $50 million in marketable securities and invested the proceeds in a hedge fund managed by Mr. Bennett. 527 ECF No. 1-1 at 5, Ashford Prime’s 14-A dated Feb. 12, 2016. Then, on July 31, 2015, Ashford Prime purchased 8.8% of Ashford Inc.’s stock for a 59% premium over the trading price that day, thereby taking out Ashford Inc.’s largest outside stockholder in advance of a controversial merger that Ashford Inc. would announce a few months later. Id. at 4.

4

IV.	The TAAA

As stockholders increasingly raised concerns about such self-dealing and other issues, the incumbent directors responded by taking a series of improper actions to entrench themselves in office. These actions have been detailed for and acknowledged by the Court. 527 ECF No. 113, Order dated May 20, 2016; 713 ECF No. 83, Order dated May 20, 2016. Of particular relevance for purposes of this motion to dismiss is the adoption of the Proxy Penalty described below and Section 16 in the TAAA, which provides for “Key Money Investments.”

In 2014 and 2015, Ashford Prime’s public stockholders began to evidence their displeasure with the incumbent directors. At the May 2014 annual meeting, stockholders overwhelmingly approved a stockholder proposal (over the directors’ vigorous opposition) to opt out of the Maryland Unsolicited Takeover Act and thereby remove certain barriers to a change of control. 527 ECF No. 13-1, App. 126, Ashford Prime 8-K dated May 13, 2014; 166, Ashford Prime 14-A dated Apr. 14, 2014. Then, at the May 2015 annual meeting, the stockholders rejected a management proposal to ban stockholder nominations of director candidates unless the nominating stockholder held at least 1% or more of Ashford Prime’s stock continuously for at least one year to nominate director candidates. 527 ECF No. 13-1, App. 176, Ashford Prime 8-K dated May 12, 2015.

On June 10, 2015, just weeks after losing the stockholder vote on its proposal to ban virtually all stockholders from nominating board candidates, Ashford Prime entered into the TAAA the Plaintiffs. (Am. Compl., Ex. 1) The TAAA fundamentally altered the terms of the previous advisory agreement with Plaintiffs in ways that were highly detrimental to the Company. For instance, the TAAA gave Plaintiffs the supposed right to terminate the TAAA and collect a penalty (the “Termination Fee”) if the incumbent directors no longer constitute at least a majority of the board of Ashford Prime, unless the incumbent directors recommend or approve their successors. (Am. Compl., Ex. 1 §§ 12(d), 12(e)(ii), & 12(f)) Sessa has referred to this mechanism in the related litigation pending in this Court as the “Proxy Penalty.”

5

Although the exact amount of the Termination Fee is not known because it is calculated with inputs known only to Plaintiffs, Plaintiffs allege that it is in the hundreds of millions of dollars. (Am. Compl. ¶ 2) Yet Ashford Prime’s market capitalization is only approximately $400 million and Ashford Inc.’s market capitalization is only approximately $150 million. This is a remarkably bad deal for Ashford Prime. And a remarkably good deal for Bennett and Plaintiffs. That is not surprising given the incumbent directors’ history of acceding to transactions that benefit Bennett and Plaintiffs and are to the detriment of Ashford Prime.

The supposed trade for the Proxy Penalty was the so-called “Key Money” provision in Section 16 of the TAAA, in which Plaintiffs agreed to consider providing Ashford Prime with a “mutually agreed upon investment (‘Key Money Investments’)” to help Ashford Prime acquire properties. (Am. Compl., Ex. 1 § 16(a)) The relevant portion of Section 16 is subsection (a), which follows (emphasis added):

(a)	Key Money Investment. The Advisor [the Plaintiffs] hereby agrees, from time to time, to contribute to a to-be-specified taxable REIT subsidiary of the Company [Ashford Prime] or other affiliate of the Company, a mutually agreed upon investment (“Key Money Investments”) to facilitate the acquisition of one or more properties (“Key Money Assets”) by the Company if the independent board members of each of the Company and the Advisor have determined that without such an investment, the acquisition of such property would be uneconomic to the Company. Key Money Investments made will be in the form of, but will not be limited to, cash, notes, equity of the Advisor, the acquisition of furniture, fixture and equipment (“FF&E”) by Advisor for use at the acquired property, any other investment mutually agreed to by the Company and the Advisor, or any combination thereof. All terms of any such Key Money Investment will be in the form agreed to by the Advisor and the Company at the time the Advisor makes such an investment, and to the extent a Key Money Investment is made by the Advisor, the Company agrees and acknowledges that it will utilize the Advisor as the asset manager with respect to the related Key Money Asset and will pay the Key Money Asset Management Fee that is included in the definition of Base Fees for such asset management services. The Advisor and the Company may agree to additional incentive fees based on the performance of any Key Money Asset (“Key Money Incentive Fees”). All terms and conditions of any Key Money Investment (including additional incentive fees) will be documented in an addendum to this Agreement or a separate asset management agreement, as determined appropriate by the parties.

6

Plaintiffs are not required to provide any Key Money whatsoever. Id. In order for such an obligation to arise, Plaintiffs and Ashford Prime must “mutually agree” on the investment; Ashford Prime has to identify a property it wants to purchase; the independent directors of Ashford Prime and the independent directors of Plaintiffs must determine that without such an investment; the acquisition of “such property” would be “uneconomic” to Ashford Prime; Ashford Prime and Plaintiffs must agree on the form and terms and conditions of the Key Money Investment; and the agreement must be documented by the parties. Id.

PROCEDURAL BACKGROUND

On February 3, 2016, Sessa commenced an action in Maryland seeking to require the incumbent directors to approve the Sessa Candidates in order to neutralize the Proxy Penalty (the “Maryland Action”). On February 25, 2016, Ashford Prime responded by filing a lawsuit against Defendants in this Court (“Ashford I”) alleging Defendants had violated Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the “Act”). 527 ECF No. 1 ¶ 1, Compl. On March 8, 2016, Ashford Prime filed a virtually identical lawsuit against Defendants in the District Court for Dallas County, Texas (“Ashford II”). (District Court of Dallas County, Texas, 44th Judicial District, Cause No. DC-16-02738, removed to the Northern District of Texas, Dallas Division, Case No. 3:16-cv-00713-N on March 14, 2016.) On March 23, 2016, the Plaintiffs filed their first version of this lawsuit in the District Court for Dallas County, Texas (“Ashford III”). (District Court of Dallas County, Texas, 101st Judicial District, Cause No. DC-16-03340.)

In order to consolidate the litigation in one court, on March 14, 2016, Sessa dismissed the Maryland Action, filed an answer, counterclaims and third-party claims in Ashford I, and removed Ashford II to this Court. 527 ECF No. 6, Answer & Countercl.; 713 ECF No. 1, Notice of Removal. Sessa and Ashford Prime filed competing motions for preliminary injunctive relief in Ashford I and Ashford II. On May 20, 2016, the Court entered an order denying Sessa’s preliminary injunction motion and granting Ashford Prime’s preliminary injunction motion. 527 ECF No. 113; 713 ECF No. 83. Sessa immediately filed a notice of appeal and on June 2, the Fifth Circuit granted Sessa’s request that its appeal be expedited. But the Court’s Order prevented the Sessa Candidates from running for election to the Ashford Prime Board on June 10, 2016. 527 ECF No. 113 at 12, Order dated May 12, 2016; 713 ECF No. 83 at 12, Order dated May 12, 2016. As a result, the incumbent directors ran unopposed and were re-elected by default. (App. 5, Ashford Prime 8-K dated June 13, 2016.) But Ashford Prime’s stockholders voted in large numbers to “withhold” their approval. For some incumbents, the margin of “withhold” to “approve” exceeded 2-1. The only option available to them other than voting for the incumbent directors – the vote to “withhold” approval. (Id.)

7

Plaintiffs’ original complaint in this case asserted a hodgepodge of frivolous claims for tortious interference for contract and prospective business relations, unjust enrichment, money had and money received, negligent misrepresentation, and civil conspiracy, and also sought a declaratory judgment. None of Plaintiffs’ original six causes of action alleged violations of Sections 13(d) and 14(a) of the Act. While the parties pursued litigation in Ashford I and Ashford II, Defendants moved to dismiss Plaintiffs complaint in Ashford III in state court pursuant to Texas’s anti-SLAPP statute, the Texas Citizens Participation Act, as a retaliation against Sessa for its “exercise of the right of free speech, right to petition, or right of association.” Defendants also moved to dismiss Plaintiffs’ causes of action as lacking any basis in law or fact.

On June 8, 2016, Plaintiffs amended their complaint in an effort to stave off dismissal. They dropped all of their causes of action except their tortious interference claims and their civil conspiracy claim, which is derivative of their tortious interference claims, although they kept a prayer for relief for a declaration that the “Termination Fee Provision” is valid and enforceable and that the Plaintiffs are entitled to the Termination Fee if a majority of the incumbent directors are replaced. They also significantly altered their factual allegations, making it clear for the first time that they were actually suing Defendants for alleged violations of Sections 13(d) and 14(a) of the Act just as Ashford Prime had already done in this Court. On June 10, 2016, Defendants removed Plaintiffs’ amended complaint to this Court. Defendants now seek dismissal of the amended complaint for the reasons set forth herein.

8

LEGAL STANDARDS

To survive a Rule 12(b)(6) motion to dismiss, a complaint must contain ‘sufficient factual matter, accepted as true, to ‘state a claim to relief that is plausible on its face.’” Ashcroft v. Iqbal, 556 U.S. 662, 678 (2009) (quoting Bell Atl. Corp. v. Twombly, 550 U.S. 544, 570 (2007)). “A claim has facial plausibility when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged.” Id. (citing Twombly, 550 U.S. at 556). “The plausibility standard is not akin to a ‘probability requirement,’ but it asks for more than a sheer possibility that a defendant has acted unlawfully.” Id. (quoting Twombly, 550 U.S. at 556).

ARGUMENT

I.	Plaintiffs’ Purported Tortious Interference and Civil Conspiracy Claims Are Actually Claims for Alleged Violations of Sections 13(d) and 14(a) of the Act, Which Plaintiffs Lack Standing to Bring

Plaintiffs’ claims are based on the allegation that Sessa made “material omissions” in its proxy materials by failing to disclose (1) a supposed plan to “effectuate a fire sale of Ashford Prime”; (2) supposed plans to stop Ashford Prime’s acquisitions of property; (3) risks that Sessa’s undisclosed plans could result in payment of the termination fee; (4) Defendant Livingston’s purchase of 4,000 shares of Ashford Prime; (5) the supposed formation of a “group” by Sessa and Defendant Livingston to “seize control of the Ashford Prime Board;” (6) Defendant Livingston’s “[CPA] license expired over a decade ago;” and (7) “several messages were posted in a members-only investor forum called ‘Value Investors Club’ founded and controlled by Petry.” (Am. Compl. ¶ 73)

9

Plaintiffs allege that these “omissions” were “unlawful when any person solicits proxies in violation of SEC rules/regulations that specifically require disclosure of omitted information.” (Am. Compl. ¶ 73 n.10) Plaintiffs’ complaint identifies Sections 13(d) and 14(a) of the Act as the securities laws provisions that Defendants supposedly violated. (Am. Compl. ¶¶ 43, 44, 47, 48, 56, & 83)

Plaintiffs allege these omissions “scared off lenders in the debt markets, and thus, hindered or made it nearly impossible for Plaintiffs to perform all of their obligations under the Advisory Agreement (i.e., acquiring Key Money Investments for Ashford Prime).” (Am. Compl. ¶ 74) Plaintiffs further allege that these “omissions” caused (1) Ashford Prime and Ashford Inc. to incur substantial expenses in connection with the proxy contest, (2) Plaintiffs and Ashford Prime to “fall short of financial goals and objectives set out by the Ashford Prime Board,” (3) “the abnormal depression of Ashford Prime’s stock price,” (4) the loss of fees and equity compensation under the Advisory Agreement, (5) “Ashford Inc. to be unable to obtain loans or raise equity in the capital markets,” and/or (vi) “prevented opportunities to increase Key Money Asset Management Fees.” Id.

Plaintiffs purport to bring tortious interference and civil conspiracy causes of action based on these allegations. (See, e.g., Am. Compl. ¶¶ 67, 73, 82, & 83) But Plaintiffs are actually suing Defendants for alleged violations of Sections 13(d) and 14(a) of the Act. Plaintiffs lack standing to bring those claims.

Only an issuer and its shareholders have an implied private right of action to sue for violations of Section 13(d) of the Act. See Gearhart Indus., Inc. v. Smith Int’l, Inc., 741 F.2d 707, 714-15 (5th Cir. 1984); GAF Corp. v. Milstein, 453 F.2d 709, 719 (2d Cir. 1971) cert. denied, 406 U.S. 910 (1972). Likewise, only stockholders “with voting rights” have standing under Section 14(a). 7547 Corp. v. Parker & Parsley Dev. Partners, L.P., 38 F.3d 211, 229-30 (5th Cir. 1994) (citing Virginia Bankshares Inc., v. Sandberg, 501 U.S. 1083, 1106-08 (1991)); Thomas Lee Hazen, The Law of Securities Regulation § 10.3[2] (5th ed. 2005) (“[S]ince the proxy regulations are designed to protect shareholder voting rights, standing should be limited to shareholders who had a right to vote.”). Indeed, the Fifth Circuit has specifically denounced “open[ing] a Pandora’s box by extending” the right to sue under section 14(a) “to any person potentially injured by a proxy statement” such as “disappointed potential merger partners, disgruntled employees, etc.” 7547 Corp., 38 F.3d at 230.

10

Here, Plaintiffs attempt to bring claims under Sections 13(d) and 14(a) based on Sessa’s SEC filings related to Ashford Prime, a publicly traded corporation that is separate and distinct from the plaintiffs. Plaintiffs do not allege that they are Ashford Prime stockholders. Nor can they claim status as the issuer of Ashford Prime stock. Plaintiffs therefore lack standing to bring claims based on Sessa’s alleged violations of Sections 13(d) and 14(a). The Court should dismiss with prejudice each of Plaintiffs’ causes of action for tortious interference and for civil conspiracy to avoid “open[ing] a Pandora’s box” by extending standing under the securities laws to plaintiffs who those statutes were not intended to protect. See 7547 Corp., 38 F.3d at 230.

II.	The Termination Fee Is an Illegal and Unenforceable Penalty

In their prayer for relief, Plaintiffs seek several declarations from the Court, including that (i) the Termination Fee Provision is unambiguous, valid, and enforceable; and (ii) Ashford Inc. has the right and is entitled to the Termination Fee upon a “Change of Control of the Company.” (Am. Compl., Section X at 44)

Presumably in support of this prayer for relief, Plaintiffs made several allegations about the Termination Fee, including that Defendants have “casted doubt as to the viability of the Termination Fee” (Am. Compl. ¶ 4); have “seemingly engaged in the unauthorized practice of law and solicited the Ashford Prime Board to retain their services as counsel, by wrongfully referring to the Termination Fee as ‘invalid’ and ‘unenforceable,’ ‘unjust and excessive,’ and ‘confusing and potentially disproportionate” (id.); have “caused confusion as to the viability of the Advisory Agreement and Termination Fee (Am. Compl. ¶ 7); have secret plains to “repudiate the Advisory Agreement/Termination Fee” (Am. Compl. ¶ 45); and have demanded that Plaintiffs cause Ashford Prime to “eliminate the Termination Fee” (Am. Compl. ¶ 52). Plaintiffs’ allegations are irrelevant and they are not entitled to the relief they seek because the Termination Fee is an illegal penalty and therefore unenforceable pursuant to Texas law.2

2 Texas law governs the TAAA. (Am. Compl., Ex. 1 § 18)

11

A.           Texas Law Concerning Penalty Provisions

Penalty provisions in contracts are illegal under Texas law. See Tex. Bus. & Com. Code § 2.718(a) (“Damages for breach by either party may be liquidated in the agreement but only at an amount which is reasonable in the light of the anticipated or actual harm caused by the breach, the difficulties of proof of loss, and the inconvenience or non-feasibility of otherwise obtaining an adequate remedy. A term fixing unreasonably large liquidated damages is void as a penalty.”). The question of whether a contract provision operates as an unenforceable penalty is a question of law for the Court to decide. Phillips v. Phillips, 820 S.W.2d 785, 788 (Tex. 1991). Whenever there is a doubt as to whether a clause is a liquidated damages provision or a penalty, the clause should be declared a penalty. Scurlock v. Lovvorn, 410 S.W.2d 525, 532 (Tex. Civ. App. – Dallas 1966, no writ). Under Texas law, a liquidated damages provision will be enforced only when both prongs of a two-part test are met. First, the harm caused must be “incapable or difficult of estimation,” and second, the amount of liquidated damages must be “a reasonable forecast of just compensation.” Phillips, 820 S.W.2d at 788. “Damages in a breach of contract case are generally measured as just compensation for losses actually sustained as a result of the breach and are meant to restore the injured party to the position he would have occupied had the breaching party performed the contract.” ARV Offshore Co. v. Con-Dive, L.L.C., 514 Fed. Appx. 524, 527 (5th Cir. 2013) (citations omitted) (applying Texas law).

12

B.           The Termination Fee

The TAAA states that the Termination Fee is “liquidated damages.” (Am. Compl., Ex. 1 § 12(i)) Liquidated damages are a “sum stipulated and agreed upon by the parties, at the time of entering into a contract, as being payable as compensation for loss suffered in the event of a breach.” Ballantine’s Law Dictionary (2010).

The TAAA further states that Ashford Prime must pay Plaintiffs the Termination Fee if Plaintiffs terminate the TAAA for an “uncured default,” if Ashford Prime terminates the agreement due to Plaintiffs’ “unsatisfactory performance” or “imposition of “unfair fees,” or if Plaintiffs terminate the Agreement as a result of a “Company Change of Control.” (Am. Compl., Ex. 1 § 12(e)(ii))

The penal nature of the Termination Fee is underscored by this one-way street; there are no circumstances in which Plaintiffs have to pay the Termination Fee to Ashford Prime. The Termination Fee is also massive and bears no resemblance to a “reasonable forecast of just compensation.” Ashford Inc. alleges that the Termination Fee is “hundreds of millions of dollars.” (Am. Compl. ¶ 2) That is more than half of Ashford Prime’s market value of approximately $400 million. It is also far more than Ashford Inc.’s entire market capitalization of approximately $150 million. It is very bad for Ashford Prime and very good for Bennett and Plaintiffs. That is not surprising given the incumbent directors’ history of acceding to acts that benefit Bennett and Plaintiffs and are to the detriment of Ashford Prime.

As set forth below, the Termination Fee should not be enforced because the harm it supposedly compensates for is not “incapable or difficult of estimation,” and it is not “a reasonable forecast of just compensation.” Phillips, 820 S.W.2d at 788.

C.           The Harm Is Not “Incapable or Difficult of Estimation”

The TAAA provides that in certain cases, such as termination in the event of an uncured default by Ashford Prime, Ashford Prime must pay Plaintiffs “the greater of the Termination Fee or Actual Damages.” (Am. Compl., Ex. 1 Preamble & Section 12(e)(ii)) This allowance for payment of Actual Damages means that any harm that could arise as a result of an event that triggers termination is capable of estimation.

13

D.           The Termination Fee Is Not a “Reasonable Forecast of Just Compensation”

A review of the Termination Fee formula reveals the Termination Fee is not a reasonable forecast of just compensation due to the use of arbitrary multipliers that never change and because it lards up the Termination Fee with estimates of Plaintiffs’ tax liabilities. The Termination Fee is not a reasonable forecast for the additional reasons that it is the same no matter the event that triggers it and because it must be paid if it is greater than Actual Damages.

1.          The Termination Fee Formula Uses a Multiplier of 22 That Never Changes

Under the TAAA, the Termination Fee is always at least (A) 1.1 multiplied by 12 multiplied by the “Net Earnings of the Advisor [Plaintiffs] for the 12-month period preceding the termination date of this Agreement” plus (B) a tax gross up at “an assumed combined [state and federal tax] rate of 40%. (Am. Compl. ¶ 37) Part A of the Termination Fee formula can be expressed as Net Earnings of Plaintiffs for the preceding 12 months (“Earnings”) multiplied by 13.2. Part B of the Termination Fee formula can be expressed as the amount calculated in Part A divided by 0.6. Simplifying even further, the minimum Termination Fee is Earnings months multiplied by 22.3

3 The two alternative calculations of the Termination Fee contained in the TAAA could raise the Termination Fee to more than 22 times Plaintiffs’ Earnings. (Am. Compl. ¶ 37) Plaintiffs do not publicly disclose the information necessary to calculate the two alternatives, and each of the two alternatives changes on every trading day, permitting Plaintiffs to time any termination of the TAAA in a way to capture the highest possible Termination Fee.

14

The multiplier of 22 never changes. The term of the TAAA is ten years from its Effective Date of June 10, 2015. (Am. Compl., Ex. 1 Preamble & Section 12(a)) Roughly nine years remain on the TAAA term. Yet if Plaintiffs were able to terminate the TAAA and trigger the Termination Fee today, the Termination Fee would not be nine times Earnings or some slightly higher multiple, it would be at least 22 times their Earnings, not discounted to present value. The multiplier of 22 stays the same no matter how many years remain in the TAAA’s term. For instance, with five years remaining, the Termination Fee is still 22 times Earnings. With one year remaining, the Termination Fee is still 22 times Earnings. The Termination Fee is completely disconnected from a forecast of any compensation, much less “just compensation.”

2.          The Termination Fee Is Grossed Up for Taxes

The Termination Fee also includes a gratuitous addition for Plaintiffs’ federal and state income taxes, which the TAAA assumes to be 40% of Net Earnings. (Am. Compl. ¶ 37) If Plaintiffs are even subject to such tax rates, such taxes are amounts Plaintiffs have to pay in the normal course of performance of the TAAA. The inclusion of this tax gross up inflates the Termination Fee beyond anything that could be said to be a reasonable forecast of just compensation.

3.          The Same Termination Fee Formula Applies to Every Triggering Event

A contract that provides the same liquidated damages for any breach is “unreasonable and a violation of the principle of just compensation.” See BB/Naperville LP v. Worchell, No. 94-10075, 1994 WL 500030, *7 (5th Cir. 1994) (citing Stewart v. Basey, 245 S.W.2d 484, 487 (Tex. 1952). Here, the same Termination Fee applies in the context of a “Company Change of Control,” an uncured default by Ashford Prime, or Plaintiffs’ “unsatisfactory performance” or imposition of fees that are “not fair.” (Am. Compl., Ex. 1 §§ 12(e) & 12(f)) This means the Termination Fee is an unenforceable penalty clause. See BB/Naperville LP, 1994 WL 500030 at *7 (failure to distinguish between lesser and greater breaches of the agreement means provision is unenforceable penalty).

15

4.          Ashford Prime Pays the Termination Fee if it Is Greater Than Actual Damages

The TAAA provides that in certain cases, Ashford Prime must pay Plaintiffs “the greater of the Termination Fee or Actual Damages.” (Am. Compl., Ex. 1 Preamble & Section 12(e)(ii)) This demonstrates that the Termination Fee is penal in nature because it must be paid if it is greater than Actual Damages. It also shows that the Termination Fee is not meant to be a reasonable forecast of just compensation. The Termination Fee is therefore an illegal and unenforceable penalty on its face. See Phillips, 820 S.W.2d at 789 (refusing to enforce a liquidated damages provision requiring one party to pay the other a multiple of actual damages).

E.           The Court Should Deny Plaintiffs’ Prayer for a Declaration

For the foregoing reasons, the Termination Fee provision in the TAAA is unenforceable in its entirety. As a result, the Court should deny Plaintiffs’ prayer for relief seeking a declaration that the Termination Fee provision is unambiguous, valid, and enforceable, and that Ashford Inc. has the right and is entitled to the Termination Fee upon a “Change of Control of the Company.”

III.         Plaintiffs Fail to State Claims for Tortious Interference

Even if Plaintiffs were attempting to assert valid tortious interference claims rather than Sections 13(d) and 14(a) claims in disguise, they have failed to do so. The elements of tortious interference with an existing business relationship are “(1) the existence of a contract subject to interference, (2) the act of interference was willful and intentional, (3) such intentional act was a proximate cause of plaintiff’s damage, and (4) actual damage or loss occurred.” Victoria Bank & Trust Co. v. Brady, 811 S.W.2d 931, 939 (Tex. 1991). The elements of tortious interference with a prospective business relationship are (1) a reasonable probability that the parties would have entered into a business relationship; (2) an intentional, malicious intervention or an independently tortious or unlawful act performed by the defendant with a conscious desire to prevent the relationship from occurring or with knowledge that the interference was certain or substantially likely to occur as a result of its conduct; (3) a lack of privilege or justification for the defendant’s actions; and (4) actual harm or damages suffered by the plaintiff as a result of the defendant’s interference. Anderton v. Cawley, 378 S.W.3d 38, 59 (Tex. App. – Dallas 2012, no pet.) (citation omitted). Plaintiffs have not pleaded key elements of either of these causes of action. In addition, many of their allegations are simply implausible.

16

A.           Plaintiffs Have Not Pleaded Facts That Give Rise to a Reasonable Inference of Any Interference

Actual interference is a necessary element for each tortious interference cause of action. But conduct affecting contracts or prospective business relations in an attenuated manner is insufficient to satisfy the element of interference. See Concorde Funds, Inc. v. Value Line, Inc., No. 04 Civ. 9932(NRB), 2006 WL 522466, *7 (S.D.N.Y. Mar. 2, 2006) (applying Texas law); see also COC Servs., Ltd. V. CompUSA, Inc., 150 S.W.3d 654 (Tex. App. – Dallas 2004) (finding a complicated linkage of inferences insufficient to support a claim of tortious interference).

Concorde Funds, Inc. v. Value Line, Inc. is instructive. In that case, plaintiff, a fund manager, alleged that the defendant, an investment advisor, interfered with its contracts with the shareholders of one of plaintiff’s funds. Concorde Funds, Inc., 2006 WL 522466, at *6. Specifically, plaintiff alleged that defendant had induced plaintiff “through a series of misrepresentations and false promises” to liquidate an investment fund, thereby rendering performance under those contracts with shareholders associated with the fund impossible. Id. The court applied Texas law and held that plaintiff failed to allege actual interference because “nowhere d[id] plaintiff allege that defendants had any contact with its shareholders, let alone any communications suggesting that they were trying to lure the shareholders away from” plaintiff. Id. at *7. Rather “[t]he fact that defendant’s conduct may have eventually impacted plaintiff’s existing contracts was only because plaintiff itself decided to liquidate” the fund. Id. Thus, there was no suggestion that defendant “knowingly interfered with those contracts.” Id. The court held that “where a defendant’s conduct affected certain contracts in such an attenuated way” there was no tortious interference claim as a matter of law. Id. To hold otherwise would “eviscerate the requirement of interference.” Id.

17

Here, Plaintiffs’ theory of interference is even more attenuated than the theory rejected in Concorde. The contract underlying Plaintiffs’ purported tortious interference with contract claim is the TAAA, specifically Section 16. (Am. Compl. ¶¶ 67, 71) The supposed prospective business relations in Plaintiffs’ prospective business relations claim are “Plaintiffs’ future management and operating of Ashford Prime for which Plaintiffs are likely to enter additional agreements, modifications, or extensions.” (Am. Compl. ¶ 76)

Plaintiffs allege that Defendants’ supposed Sections 13(d) and 14(a) violations caused (1) “unreasonable amounts of risk and uncertainty,” which (2) “depressed the stock prices of Ashford Prime and Ashford Inc.,” which (3) precluded Ashford Inc. from “raising capital from lenders in the debt markets and caused lenders to question Ashford Inc.’s future revenues and long-term cash flows,” which in turn has (4) “inhibited Ashford Inc. from raising capital, performing under the Advisory Agreement, and acquiring new revenue streams.” (Am. Compl. ¶ 61) Regarding step (3), Plaintiffs elaborate that Ashford Inc. has “approached dozens of financial institutions and lenders and has been unable to close any sort of financing arrangement, which would allow Ashford Inc. to purchase the Project Companies4 or provide Key Money Investments to Ashford Prime.” (Am. Compl. ¶ 60) Plaintiffs’ tortured and attenuated theory of interference fails as a matter of law.

4 “Project Companies,” as used in Plaintiffs’ complaint, are unidentified small businesses that Ashford Inc. alleges it attempted to acquire.

18

As in Concorde, Plaintiffs’ theory of interference relies on too many intervening occurrences. In Concorde, a single intervening occurrence – the plaintiff’s decision, based upon defendants’ alleged misrepresentations, to liquidate the fund – was sufficient for the court to find no interference. Concorde Funds, Inc., 2006 WL 522466, at *7. In this case, among several intervening occurrences,5 the most glaring is the refusal of lenders to provide funds to Ashford Inc. As with the shareholders of the liquidated fund in Concorde, Plaintiffs failed to allege that Defendants had any communications with these unidentified “dozens” of lenders, let alone that Defendants even knew about them. Moreover, as with the lack of communications with shareholders of the liquidated fund in Concorde, Plaintiffs failed to allege any supposed violations of Sections 13(d) and 14(a) suggesting that Defendants were trying to convince lenders not to provide financing to Plaintiffs. This becomes even more clear when the nature of Defendants’ alleged omissions are considered. It is simply implausible that Defendants made any of the alleged omissions with the intent to affect lender decisions to provide financing to Ashford Inc. This is particularly true of the supposed failure to disclose Livingston’s purchase of 4,000 shares (about .013% of issued shares) of Ashford Prime stock and the expiration of his CPA license.

Also important is that Plaintiffs failed to allege that Defendants improperly interfered with Plaintiffs’ attempts to obtain loans from these “dozens” of unknown lenders. Plaintiffs do not allege the existence of any actual contracts with the unknown lenders. Plaintiffs do not allege that Defendants knew the identity of any of these lenders or that Plaintiffs were approaching them in order to obtain financing to fund Key Money Investments or for Ashford Inc. to purchase Project Companies.6 As a matter of law, there can be no tortious interference without such knowledge. Victoria Bank & Trust Co. v. Brady, 811 S.W.2d at 939 (a necessary element of a tortious interference with contract claim is the existence of a contract); See Texas Oil Co. v. Tenneco Inc., 917 S.W.2d 826, 834 (Tex. App. – Houston (14th Dist.) 1994), rev’d on other grounds sub nom (tortious interference with prospective business relations claim cannot be maintained absent actual knowledge of the prospective contract or business relation). Plaintiffs do not salvage their claims by alleging that Defendants “had a conscious desire to prevent Ashford Prime and its advisors (i.e., Ashford Inc. and Ashford, LLC) from obtaining financing in order to provide Key Money Investments and acquire the Project Companies.”7 (Am. Compl. ¶ 78) This allegation of “conscious desire” is based on Defendants’ alleged acts and Sessa being active in financial markets, not on Defendants’ actual knowledge of a prospective lending relationship. Id. This is tantamount to an implausible allegation that Defendants should have known about the prospective lending relationships and is insufficient to plead that Defendants had the actual knowledge necessary to find that they intentionally interfered with Plaintiffs’ supposed prospective relations with the “dozens” of unidentified lenders. See Texas Oil Co., 917 S.W.2d at 834.

5 These include the process by which market participants allegedly interpreted Defendants’ supposed violations of Sections 13(d) and 14(a) to create so much uncertainty as to depress the stock prices of Ashford Prime and Ashford Inc.

6 Nor could Defendants have known; Plaintiffs allege that the identity of the Project Companies is secret. (Am. Compl. ¶ 60 n.7)

 7 This allegation is also implausible given that a Key Money Investment can take any mutually agreed upon form, including cash, notes, equity of Plaintiffs, and even furniture. (Am. Compl., Ex. 1 § 16(a)) Furthermore, the only time that Ashford Inc. provided a Key Money Investment to Ashford Prime, 90% was in Ashford Inc. stock and only $200,000 was in cash. (App. 10, Ashford Inc. 2015 10-K) Based on this history and Ashford Inc.’s substantial cash reserves there is no basis to expect Plaintiffs would seek a loan to finance a Key Money Investment. (App. 14, Ashford Inc. 2016 10-Q dated May 10, 2016)

19

In sum, any effect of Defendants’ alleged violations of Sections 13(d) and 14(a) on Plaintiffs performance of the TAAA are simply too attenuated to establish that there has been any interference with the TAAA or any future contractual relations arising out of the TAAA. Allowing either of Plaintiffs’ tortious interference claims to go forward would “eviscerate the requirement of interference.” See Concorde Funds, Inc., 2006 WL 522466, at *7.

B.           Plaintiffs Have Failed to Plead Other Facts Necessary to Maintain Their Purported Cause of Action for Tortious Interference with Business Relations

1.          Plaintiffs Have Not Alleged the Existence of a Contract

An actual contract subject to interference is necessary to maintain a tortious interference with business relations claim. Victoria Bank & Trust Co., 811 S.W.2d at 939. Plaintiffs have failed to allege the existence of an actual contract subject to interference.

The contract underlying Plaintiffs’ claim is Section 16 of the TAAA. (Am. Compl. ¶ 71) Plaintiffs have no obligations under Section 16. It merely says that Plaintiffs will consider providing Key Money Investments to Ashford Prime subject to future agreements regarding the form and terms and conditions of the Key Money Investments. (Am. Compl., Ex. 1 § 16) And Section 16 makes no mention of Ashford Inc. acquiring Project Companies, much less any obligation that Ashford Inc. acquire Project Companies. Id.

Section 16(a) establishes that, before any obligation of Plaintiffs exists, several things must happen. There must be a property that Ashford Prime wants to acquire. Id. The independent board members of each of Plaintiffs and Ashford Prime must decide that without the Key Money Investment, “the acquisition of such property would be uneconomic to Ashford Prime.” Id. Plaintiffs and Ashford Prime must agree what form the Key Money Investment will take – it can be anything, including cash, notes, equity of the Plaintiffs, or furniture. Id. All other “terms and conditions” of the Key Money Investment must be agreed upon by Plaintiffs and documented. Id. Plaintiffs do not allege that any of these things happened. And tellingly, they have not produced any documentation evidencing an agreement to provide a Key Money Investment.

Since Section 16 contains no obligation for Plaintiffs to provide Key Money Investments or for Ashford Inc. to purchase Project Companies, Plaintiffs cannot maintain a claim for tortious interference with contract.

2.          Plaintiffs Have Not Alleged Intentional Interference

Intentional interference with a contract is necessary to maintain a cause of action for tortious interference with business relations. See Victoria Bank & Trust Co., 811 S.W.2d at 939. Defendants must have at least believed that the consequences of their actions are substantially certain to result from it. Southwestern Bell Tel. Co. v. John Carlo Tex., Inc., 843 S.W.2d 470, 472 (Tex. 1992) (citing Restatement (Second) of Torts § 8A (1965)). Even if Section 16 of the TAAA obligated Plaintiffs to provide Key Money Investments or obligated Ashford Inc. to purchase the Project Companies, Plaintiffs have not alleged that Defendants intentionally interfered with such contract.

20

As already discussed, Plaintiffs allege that interference with Section 16 of the TAAA took place after a long series of occurrences. If Defendants intended such interference to take place, it follows that they would have had to have intended every intermediate step in Plaintiffs’ theory of interference. This is simply implausible.

In particular, no reasonable inference can be reached that Defendants intended for the supposed violations of Sections 13(d) and 14(a) to depress the stock prices of Ashford Prime and Ashford Inc. The subject matter of the supposed “omissions” does not lend itself to the conclusion any such result was intended or “substantially certain,” particularly the “omissions” concerning Livingston’s purchase of .013% of the stock of Ashford Prime and the expiration of his CPA license. Furthermore, Sessa has always maintained that Ashford Prime is undervalued. 713 ECF No. 73, App. 1178, Ashford Prime 13-D dated Sept. 2, 2015. This cannot be reconciled with a desire to depress the stock price of Ashford Prime. And Sessa owns 8.2% of the stock of Ashford Prime. 713 ECF No. 72, App. 59, Ashford Prime 14-A dated Feb. 4, 2016. It is implausible that Sessa would injure itself by intentionally depressing the stock price of Ashford Prime merely to interfere with the Key Money provisions of the TAAA.

In addition, as already explained, Plaintiffs have failed to make any plausible allegation that Defendants intended or were “substantially certain” that their alleged acts would interfere with Plaintiffs’ ability to obtain loans for the purposes of Section 16 of the Advisory Agreement. Plaintiffs have failed to plead that Sessa even knew the identities of the supposed lenders or that Plaintiffs were attempting to obtain loans to provide Key Money Investments to Ashford Prime and to enable Ashford Inc. to purchase Project Companies.

At an even more basic level, Plaintiffs have failed to allege that Defendants knew or should have known Ashford Prime was attempting to purchase a particular piece of property and that Plaintiffs had an agreement to provide a Key Money Investment to Ashford Prime for such purpose. Nor have Plaintiffs alleged that Defendants knew or should have known that Ashford Inc. had an agreement purchase Project Companies. Without Defendants having such knowledge, Plaintiffs cannot establish intentional interference with Section 16 of the TAAA. See Exxon Co. v. Allsup, 808 S.W.2d 648, 656 (Tex. App. – Corpus Christi 1991).

21

C.           Plaintiffs Have Failed to Plead Other Facts Necessary to Maintain Their Purported Cause of Action for Tortious Interference with Prospective Business Relations

The elements of tortious interference with a prospective business relationship are (1) a reasonable probability that the parties would have entered into a business relationship; (2) an intentional, malicious intervention or an independently tortious or unlawful act performed by the defendant with a conscious desire to prevent the relationship from occurring or with knowledge that the interference was certain or substantially likely to occur as a result of its conduct; (3) a lack of privilege or justification for the defendant’s actions; and (4) actual harm or damages suffered by the plaintiff as a result of the defendant’s interference. Anderton, 387 S.W.3d at 59.

Thus, Plaintiffs must allege that there is a “reasonable probability that [they] would have entered into a business relationship” but that they were prevented from doing so by Defendants’ supposed interference. Id. Plaintiffs have not done so. Instead, they allege that “Defendants’ pattern of omissions/conduct is interfering not only with Plaintiffs’ contractual rights under the Advisory Agreement, but also with Plaintiffs’ future management and operating of Ashford Prime for which Plaintiffs are likely to enter additional agreements, modifications, or extensions.” (Am. Compl. ¶ 76)

A reasonable probability requires more than mere negotiations taking place. Milam v. Nat’l Ins. Crime Bureau, 989 S.W.2d 126, 131-32 (Tex. App. – San Antonio 1999, no pet.). But Plaintiffs do not suggest that even negotiations have taken place. They do not provide any detail about the supposed prospective agreements or allege that those agreements have been discussed, proposed or considered by Ashford Prime. Indeed, these future agreements appear entirely speculative; Plaintiffs suggest this claim is based on an extension of the TAAA that Plaintiffs “will necessarily and probably enter into” but only at the end of the TAAA’s term in 2025. (Am. Compl. ¶ 76) In addition, they allege that they are “likely to enter” those agreements despite Defendants’ alleged interference. Id. This is inconsistent with the requirement that Defendants’ supposed interference prevent Plaintiffs from entering into the prospective agreement.

Moreover, for the same reasons already discussed above, Plaintiffs have failed to allege any intentional interference with their supposed prospective business relations.

IV.          Plaintiffs Fail to State a Claim for Civil Conspiracy

Conspiracy is a derivative tort and a plaintiff must show that defendants were also liable for some underlying tort in order to prevail on this claim. See Rodarte v. Investeco Grp., L.L.C., 299 S.W.3d 400, 413 (Tex. App. – Houston (14th Dist.) 2009) (affirming dismissal civil conspiracy claim where dismissal underlying claims of tortious interference and breach of fiduciary duty had already been affirmed). Therefore, if a plaintiff is unable to maintain the underlying tort claim, the plaintiff cannot maintain a claim for civil conspiracy. Id.

22

Plaintiffs base their civil conspiracy cause of action on Defendants’ supposed violations of Sections 13(d) and 14(a) of the Act. (Am. Compl. ¶ 83) Plaintiffs have no standing to sue for the alleged Sections 13(d) and 14(a) violations and they cannot, in the alternative, maintain their purported tortious interference claims. So their civil conspiracy cause of action must be dismissed.

V.         Plaintiffs Are Not Entitled to a Temporary Injunction

Plaintiffs also seek temporary injunctive relief based upon their purported cause of action for “tortious interference with contract, tortious interference with business, and declaratory judgment against Defendants, as indicated in the Petition.” (Am. Compl. ¶ 87) For the reasons already explained, Plaintiffs’ purported tortious interference claim should be dismissed. And Plaintiffs have not pleaded facts entitling them to a declaratory judgment, but merely sought a declaratory judgment in their prayer for relief. Even if their pleadings were not deficient, the Termination Fees are liquidated damages that are unenforceable because they are an illegal penalty. Therefore, Plaintiffs are not entitled to temporary injunctive relief.

CONCLUSION

For the foregoing reasons, Sessa respectfully requests this Court to dismiss Plaintiffs’ complaint in its entirety with prejudice. Sessa also respectfully requests oral argument on this matter.

23

SKIERMONT DERBY LLP
Dated: June 29, 2016
s/ Paul J. Skiermont
Paul J. Skiermont
Texas State Bar No. 24033073
Email: pskiermont@skiermontderby.com
Eliot J. Walker
Texas State Bar No. 24058165
Email: ewalker@skiermontderby.com
Shellie Stephens
Texas State Bar No. 24079398
Email: sstephens@skiermontderby.com
2200 Ross Ave., Suite 4800W
Dallas, Texas 75201
Telephone No.: (214) 978-6600
Facsimile No.: (214) 978-6601

Of Counsel:

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Glen E. Summers (Pro Hac Vice)
Email: glen.summers@bartlit-beck.com
Joseph Doman (Pro Hac Vice)
Email: joe.doman@bartlit-beck.com
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

John D. Byars (Pro Hac Vice pending)
Email: john.byars@bartlit-beck.com
Courthouse Place
54 W. Hubbard St., Suite 300
Chicago, Illinois 60654
Telephone No. (312) 494-4400
Facsimile No.: (312) 494-4440

Attorneys for Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers, Chris D. Wheeler

24

CERTIFICATE OF SERVICE

On June 29, 2016, I electronically submitted the foregoing document with the clerk of court for the U.S. District Court, Northern District of Texas, using the electronic case filing system of the court. I hereby certify that I have served all counsel and/or pro se parties of record electronically or by another manner authorized by Federal Rule of Civil Procedure 5(b)(2).

s/ Paul J. Skiermont
Paul J. Skiermont

25